1-A/A

SUSTAINED ENERGY SYSTEMS INC.

2045 E. GREGORY BLVD. KANSAS CITY, MISSOURI

June 11, 2003

U.S.Securities and Exchange Commission
Washington D.C. 20549


03027038

Re: Sustained Energy Systems Inc.
Form 1-A filed June 2, 2003
File No. 24-10055

Dear Sir:

The offering statement filed with your office inadvertantly did not contain the delaying legend required pursuant to Regulation A Rule 252. G. on the cover page of the statement. Please accept this letter to correct the deficiency by the following delaying legend.

> **This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

Thank you for bringing this omission to my attention and thank you for consideration in the future.

Sincerely,

William G. Harris
President
Ph: 816-361-7330